Filed by Bookham, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Avanex Corporation
Commission File: 000-29175
The following is the text of an e-mail sent on March 26, 2009 on behalf of Bookham, Inc. to certain stockholders of Bookham, Inc:
Dear XXX:
We are pleased to announce that the joint proxy statement/prospectus associated with the proposed merger of Bookham with Avanex is now available, and that we will commence mailing the joint proxy statement/prospectus to shareholders of both companies later this week. The Shareholder Meetings to approve the merger are scheduled for April 27, 2009, and assuming that we receive the requisite shareholder approvals, we expect to close the merger as soon as reasonably practicable following the receipt of required shareholder approvals and the satisfaction or waiver of all conditions to the closing of the merger.
During our joint announcement of the execution of the definitive agreement on January 27, 2009, we described a range of 3 to 6 months as the possible time frame until the close of the proposed merger. We are pleased to have executed this merger filing process with the efficiency characteristic of our recent track record at Bookham. We expect this culture of execution to be characteristic of the Bookham/Avanex combined company going forward. Our experience in working together as a team during the integration planning process is consistent with this expectation.
The following link will take you directly to an electronic copy of the joint proxy statement/prospectus:
http://idea.sec.gov/Archives/edgar/data/1110647/000095013409006071/f51456b3e424b3.htm
I plan on setting some time aside tomorrow (Friday) should you have any related questions. Please respond to Julie Davey, my assistant, at (408) 919-2788 if you are interested in coordinating a time.
Sincerely,
Jerry Turin
Chief Financial Officer
Bookham, Inc.
Additional Information and Where to Find It
This communication is being made in respect of the proposed business combination involving Bookham and Avanex. In connection with the proposed transaction, Bookham has filed a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Bookham and Avanex because they contain important information about the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the proposed merger. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC at the SEC’s web site at www.sec.gov and by contacting Bookham Investor Relations at (408) 404-5400 or Avanex Investor Relations at (510) 897-4188. Investors and security holders may obtain free copies of the documents filed with the SEC on Bookham’s website at www.bookham.com or Avanex’s website at www.avanex.com or the SEC’s website at www.sec.gov. Bookham, Avanex and their respective directors and executive officers may be deemed participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the interests of these directors and executive officers in the proposed transaction is included in the joint proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Bookham is also included in Bookham’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on September 18, 2008, and additional information regarding the directors and executive officers of Avanex is also included in Avanex’s proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on October 14, 2008, respectively.